August 12, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Stop 4631

Washington, D.C. 20549

Re:	Deer Valley Corporation
Form 10-K for the Year Ended December 31, 2012
File No. 0-5388

Dear Mr. Decker:

On behalf of Deer Valley Corporation (the “Company”), this letter responds to the comments the United States Securities and Exchange Commission provided by letter dated July 30, 2013 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2012. Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2012

Item 9A. Controls and Procedures, page 46

Management’s Report on Internal Control Over Financial Reporting, page 47

1.	Please amend your Form 10-K to include management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2012. Your management report on internal control over financial reporting should include a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

Response

The Company has amended its Form 10-K to include management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2012.

Exhibit 31 - Certifications

2. We note that you have made certain modifications to your management certifications included in your December 31, 2012 Form 10-K and March 30, 2013 Form 10-Q. Specifically, throughout your management certifications you refer to either “small business issuer” or “smaller reporting company” instead of “registrant”. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Response

The Company has amended management certifications in its Form 10-K to refer to the “registrant” to conform to the format provided in Item 601(b)(31) of Regulation S-K.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please feel free to call me at 205-468-8400 ext 107 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

/s/ John S. Lawler

John S. Lawler
Chief Financial Officer
(Principal Accounting Officer)

cc: Bush Ross, P.A.